Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

05006057

9 February 2005

SEC MAIL RECEIVED
FEB 2 2 2005
WASH. D.C.
185

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per Andrew M Knox
Public Officer

PROCESSED
MAR 03 2005
THOMSON FINANCIAL

Enc.

3/2

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cue Energy Resources Limited

ABN

066 383 971

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	60,000,000 New Ordinary fully Paid Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	AUD 30 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To fund the acquisition in the Maari oil field in New Zealand, project developments and to augment working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 February 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
434443755	Ordinary Fully Paid Shares

+ See chapter 19 for defined terms.

	Number	+Class	
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Exercise Price (cents A$)	Expiry Date
	500,000	08 cents	02/05/05
	500,000	10 cents	02/05/05
	500,000	12 cents	02/05/06
	500,000	15 cents	02/05/06

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?	
12 Is the issue renounceable or non-renounceable?	
13 Ratio in which the +securities will be offered	
14 +Class of +securities to which the offer relates	
15 +Record date to determine entitlements	
16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17 Policy for deciding entitlements in relation to fractions	
18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19 Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 February 2005
(Public Officer)

Print name: AM Knox

== == == == ==

+ See chapter 19 for defined terms.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

8 February 2005

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Cue Awarded New Australian Exploration Permits

Northern Rankin Platform/Dampier Sub Basin

Cue is pleased to announce that its wholly owned subsidiary, Cue Exploration Pty Ltd, has been awarded Exploration Permits WA-359-P, WA-360-P and WA-361-P in the Carnarvon Basin and holds a 50% interest in these permits which cover an area of approximately 3,600 kms^2 in water depths of less than 500 metres.

Permits WA-359-P, WA-360-P and WA-361-P are nearby to giant oil and gas discoveries, being immediately adjacent to the producing Goodwyn/Perseus/North Rankin gas/condensate fields and to the newly developed Exeter/Mutineer oilfields complex.

The new tenements will be explored for both their gas/condensate and oil potential.

A map is attached.

Interests in each of the new permits are:

WA-359-P

Cue Exploration Pty Ltd (Operator)	50%
Exoil Limited	50%

WA-360-P and WA-361-P

Cue Exploration Pty Ltd (Operator)	50%
Gascorp Australia Limited	50%

Any queries regarding the announcement should be directed to the company on (03) 9629 7577 or email mail@cuenrg.com.au

Andrew Knox
Public Officer

8 February 2005

Cue Energy Resources Limited



NT
QLD
WA
SA
NSW
TAS
19°
115°
116°
117°
20°
0
50 km
1000
500
200
WA-270-P
Andromeda 1
Glatton 1
WA-248-P R1
Brigadier
W04-6
WA-269-P
Banambu 1
Mutineer
WA-191-P R3
Gandara
Exeter
Lacerta 1
WA-16-L
WA-4-L R1
Hermes
WA-248-P R1
WA-17-L
Lambert
W04-7
Eaglehawk
Egret
Angel
Talisman
Perseus
W04-8
WA-8-L
WA-4-L
Cossack
North Rankin
Wanaea
WA-1-P R5
Legendre
191 -PR3
Eastbrook 1
Goodwyn
WA-6-L R1
WA-2-L R1
WA-26-L
WA-267-P
Malus 1
Echo
Yodel
W03-9
Urania
Geryon
Tidepole
WA-208-P R2
Rankin
Dockrell
WA-17-R
Iago
WA-28-P R6
Dixon
1-P R5
WA-1-P R5
Wilcox
WA-254 -P R1
WA-254-P R2
WA-310-P
WA-330-P
WA-321-P
WA-7-P R1
WA-323-P
WA-209 -P R2
WA-202-P R2
WA-312-P
Dionysus
W04-9
03-180-T

Source: Department of Industry Tourism Resources

NZX

DISCLOSURE NOTICE
Disclosure of Directors and Officers Relevant Interests
(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F and G of this notice)	
Ongoing disclosure (completes part A, B, C, E, F, and G of this notice)	✓

B. Preliminary

1. Name	Ernest Geoffrey Albers
2. Name of issuer	Cue Energy Resources Limited
NZX company code of issuer	CUE
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer or related body corporate	Director
5. Date of this disclosure	8 February 2005

C. Nature of relevant interest

6. Name of registered holder (s) of security (as required by regulation 6A(b) or regulation 7(b))	Attached
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary fully paid shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Direct and indirect as per attached.

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	18 November 2004

11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	18 November 2004
12. Number of transactions (as required by regulation 12(2), if applicable)	
13. Nature or type of transaction (as required by regulation 11(1)(a))	On market trade
14. Consideration (as required by regulation 10)	2,371,900 @AUD0.24 cents each 18/11/04 - received 33,314 @AUD0.25 cents each 18/11/04 - received
15. Number of securities held prior, set out by class and type (as required by regulation 8)	Attached
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	2,405,214 ordinary shares disposed

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	**Beneficial:** Attached
	Non Beneficial: Attached

Signature (as required by regulation 14) ____________________

ATTACHES TO NOTICE DATED 3 FEBRUARY 2005

STATEMENT OF BENEFICIAL AND RELEVANT INTERESTS - FOR E.G. ALBERS

Summary of Beneficial Relevant Interests	**Before Change**	**Movement**	**After Change**	**Date of Change**	**Price**
	No. of Shares		**No. of Shares**		
Ernest Geoffrey Albers	4,016,433	2,292,850	6,309,283	08/02/05	Entitled
BB Nominees Pty Ltd	2,505,960	38,856 (2,292,850)	251,966	02/02/05 08/02/05	AUD32¢ Transfer to beneficial owner
TOTAL	6,522,393	38,856	6,561,249		

Summary of Other Relevant Interests	**Before Change**	**Movement**	**After Change**	**Date of Change**	**Price**
	No. of Shares		**No. of Shares**		
Octanex NL	25,220,000	-	25,220,000		
Octanex NL (a/c Octanex Operations Pty Ltd)	11,160,140	-	11,160,140		
TOTAL	36,380,140	-	36,380,140		

TOTAL	42,902,533	38,856	42,941,389

NZX

DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests
(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F and G of this notice)	
Ongoing disclosure (completes part A, B, C, E, F, and G of this notice)	✓

B. Preliminary

1. Name	Richard Tweedie
2. Name of issuer	Cue Energy Resources Limited
NZX company code of issuer	CUE
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer or related body corporate	Director
5. Date of this disclosure	8 February 2005

C. Nature of relevant interest

6. Name of registered holder (s) of security (as required by regulation 6A(b) or regulation 7(b))	BB Nominees Pty Ltd
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary fully paid shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Direct

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	4 November 2004
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	2 and 8 February 2005
12. Number of transactions (as required by regulation 12(2), if applicable)	
13. Nature or type of transaction (as required by regulation 11(1)(a))	On market trade
14. Consideration (as required by regulation 10)	19,428 @AUD32 cents each 02/02/05
15. Number of securities held prior, set out by class and type (as required by regulation 8)	488,530 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 1,297,698 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	19,428 ordinary shares acquired 1,191,143 ordinary shares transferred

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	**Beneficial:** 1,679,673 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 125,983 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd
	Non Beneficial: 18,150,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd

Signature (as required by regulation 14) ______________________

NZX

DISCLOSURE NOTICE
Disclosure of Directors and Officers Relevant Interests
(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F and G of this notice)	
Ongoing disclosure (completes part A, B, C, E, F, and G of this notice)	✓

B. Preliminary

1. Name	Ken Hoolihan
2. Name of issuer	Cue Energy Resources Limited
NZX company code of issuer	CUE
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer or related body corporate	Director
5. Date of this disclosure	8 February 2005

C. Nature of relevant interest

6. Name of registered holder (s) of security (as required by regulation 6A(b) or regulation 7(b))	BB Nominees Pty Ltd
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary fully paid shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Direct

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	4 November 2004
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	2 and 8 February 2004
12. Number of transactions (as required by regulation 12(2), if applicable)	
13. Nature or type of transaction (as required by regulation 11(1)(a))	On market trade
14. Consideration (as required by regulation 10)	19,428 @AUD32 cents each 02/02/05
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,297,699 Ordinary fully paid shares – Beneficial in the *name of BB Nominees Pty Ltd* 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	19,428 ordinary shares acquired 1,191,144 ordinary shares transferred

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	**Beneficial:** 125,983 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 1,191,144 Ordinary fully paid shares - Beneficial in the name of K Hoolihan
	Non Beneficial: 18,150,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd

Signature (as required by regulation 14) ______________________

NZX

DISCLOSURE NOTICE
Disclosure of Directors and Officers Relevant Interests
(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F and G of this notice)	
Ongoing disclosure (completes part A, B, C, E, F, and G of this notice)	✓

B. Preliminary

1. Name	Leon Musca
2. Name of issuer	Cue Energy Resources Limited
NZX company code of issuer	CUE
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer or related body corporate	Director
5. Date of this disclosure	8 February 2005

C. Nature of relevant interest

6. Name of registered holder (s) of security (as required by regulation 6A(b) or regulation 7(b))	BB Nominees Pty Ltd
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary fully paid shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Direct

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	4 November 2004
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	2 and 8 February 2005
12. Number of transactions (as required by regulation 12(2), if applicable)	
13. Nature or type of transaction (as required by regulation 11(1)(a))	On market trade
14. Consideration (as required by regulation 10)	19,428 @AUD32 cents each 02/02/05
15. Number of securities held prior, set out by class and type (as required by regulation 8)	149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,737,130 Ordinary full paid shares – Beneficial in the name of Portfolio Securities Pty Ltd 1,089,375 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	19,428 ordinary share acquired 982,820 ordinary shares transferred

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	**Beneficial:** 982,820 Ordinary fully paid shares - Beneficial in the name of Leon Musca 149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,737,130 Ordinary full paid shares – Beneficial in the name of Portfolio Securities Pty Ltd 125,983 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd
	Non Beneficial:

Signature (as required by regulation 14) ____________________